LAW OFFICE OF MICHAEL J. TAUGER
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 713-0363
Facsimile: (720) 489-1587
E-Mail: mjt@taugerlaw.com

March 16, 2008
Via Facsimile: (202) 772-9220

Mellissa Duru
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549

Re: Platina Energy Group, Inc.
       Preliminary Information Statement filed on Schedule 14C
       Filed December 21, 2007
       Schedule 14C/A filed January 11, 2008
       File No. 0-28335

Dear Ms. Duru,

The following is a supplemental response to the Staff’s comment letter to us dated March 4, 2008 and is in response to Comment 1. It our position that the Delaware General Corporation Law does not require Platina Energy Group, Inc. (“Platina”) as a Delaware corporation, to hold a shareholders’ meeting to amend its Certificate of Incorporation to increase the number of authorized shares of its commons stock and that such action may be taken by Platina with written shareholder consent of the holders of a majority of its issued and outstanding shares without a meeting and without the necessity of proxies. All section references below are to sections of the Delaware Corporate Code.

1. An amendment of a Delaware corporation’s Certificate of Incorporation to increase the number of authorized shares of stock requires a vote in favor of such action by a majority of the outstanding stock entitled to vote thereon. In accordance with §242(a) (3), “after a corporation has received payment for any of its capital stock, it may amend its certificate of incorporation, from time to time … to increase or decrease its authorized capital stock….”  §242(b)(1) states that:

“(b) Every amendment authorized by subsection (a) of this section shall be made and effected in the following manner:

(1) If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholders.”

§242(b)(1) further states that “At the meeting a vote of the stockholders entitled to vote thereon shall be taken for and against the proposed amendment. If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.”

2.  Any action that may be taken at a shareholders’ meeting may be taken by the written consent of the required number of shares entitled to vote on such action in lieu of a meeting. §228(a) states:

“§ 228. Consent of stockholders or members in lieu of meeting.

(a) Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted….”

Platina’s board of directors adopted a resolution setting forth the amendment to increase its authorized shares of common stock and declared its advisability, a majority of the outstanding shares of commons stock entitled to vote thereon approved such amendment and such approval was obtained by the written consent of the required number of shares entitled to vote thereon thereby obviating the need for a shareholders’ meeting or proxies, all in accordance with the Delaware General Corporation Law. Accordingly, Platina may utilize a Schedule 14C.

If you have any questions or comments regarding the above, please do not hesitate to contact us.

Very truly yours,

Michael J. Tauger
/s/ Michael J. Tauger

cc: Blair Merriam, CEO
       Platina Energy Group, Inc.